Exhibit 99.10
Oct 19, 2005 Media Interviews on the Financial Performance of Wipro Limited for the quarter ended
September 30, 2005
Newspaper Hindu Business Line

Interviewee:	Girish Paranjpe, President, Finance Solutions SBU, Wipro Limited
Suresh Vaswani, President, Wipro Infotech Division, Technology Infrastructure
Services, Testing Services & Enterprise Application Services, Wipro Limited
Girish Paranjpe
Hi, Girish here.
Bharat
Hi Girish, Bharat here, Krishnan is here with me.
Girish Paranjpe
Hi Bharat.
Bharat
We can get started I guess.
Bharat
On the financial services side, we just wanted to understand what the key developments were in this quarter relative to the two earlier quarters and how do you think, I mean, how are you positioning yourself in the financial services space?
Girish Paranjpe
I think about a year and a half back or two years back we started this big initiative around better client engagement, and it is not only question of putting some smart sales guys in front of the client, but it was beyond that. It is about engaging the client much more substantively, which means putting some thought kind of piece in front of the client, putting people who understand domain in front of the client, putting senior delivery people at customer location, creating a dedicated almost like a mini business unit for each of the major clients so that everybody works towards the same goal, and that initiative is kind of paying off very well because client see the fact that we have a senior team which is basically dedicated to their work, see them kind of understanding the customer issues much better. Also working at multiple opportunities within the customer account instead of going from one place to another. So, I would say that that initiative that we started 2 years ago has paid us handsomely.

Bharat
I get it. If you look at you competitors Infosys and TCS, they get a substantial portion of their revenues from financing services. The context was basically how do you think you have differentiated yourselves in terms of positioning vis-a-vis Infosys and TCS and the background obviously is the ABN AMRO deal and..?
Girish Paranjpe
Let me differentiate, first of all, if you are asking me, how are we differentiating ourselves? It is that we have won deals in competition to many of the people that you mentioned. We have won those deals on the dent of couple of differentiated data. One is that we think we have a much better service portfolio, that is, we normally do application development work but we have a strong service capability on infrastructure management, on BPO, on package implementation, which is we think deeper and richer as compared to our peer group. And the second thing is that till recently most of the people were organized much more geographically whereas we were always organized by industry vertical, so as a result we bring much more focus to our customer base and there is responsibility from client relationship delivery and it does get between two or three different people. So that is the second, client focus and as a result may built a team of business analysts and domain experts within our verticals. And the third thing is, Wipro has been considered to be ahead in terms of process discipline and delivery excellence, which is the third area which we do better at.
Bharat
But probably can you give some examples in terms of some deals that obviously are public knowledge which really helps you bring this differentiation to the fore?
Girish Paranjpe
You have seen the customers, I mean, the one which got published in newspaper was year and half back, Lehman Brothers, and recently Aviva where we won against some of our competitors.
Bharat
Okay. I am just trying to find out in those deals what do you think where your, I mean, just to understand, where your differentiators were?
Girish Paranjpe
In the Lehman Brothers it was our much deeper infrastructure capability which made the difference. In case of Aviva, it is our much deeper domain knowledge in the life insurance field which made the difference.
Bharat
Okay. You know, because I am asking in the context of how much of the infrastructure management part is embedded in your BFSI practice? How much of the revenues probably come from the infrastructure leg of this?

Girish Paranjpe
About 20%.
Bharat
20% of, I mean, because your total BFSI revenue is approximately 20.5% this quarter.
Girish Paranjpe
No, so if I look at overall my business, and in my business 100% of revenue spread across multiple service lines, 20% of that comes from infrastructure management.
Bharat
Okay right. In terms of, I mean, obviously looking at your overall PBIT margins, I was just wondering in that context, I mean, how much is the financial services margin relative to the overall business?
Girish Paranjpe
We do not split out our margins by industry verticals, so I am not at liberty to share that number with you.
Bharat
Okay. At least just a ballpark, I mean, it will be considerably higher than the overall average?
Girish Paranjpe
No, I think we are in the same ballpark, so it is not different.
Bharat
In the 24% range.
Girish Paranjpe
Yes.
Bharat
And as far as BPO goes, are you beginning to see the integrated kind of an offering beginning to play out in at least in the financial services space, integrated IT-BPO offerings?
Girish Paranjpe
More and more, especially around the applications and BPO. It has started in the traditional areas like HR, accounting, and all that areas, but slowly we are seeing it spread to some of the business areas also. So I think it is a question of slow maturation of the market. It will essentially start in relatively simple areas, which anyway lend themselves well to a shared services concept, and then go into the more industry specific areas. So we are seeing some deals like that taking place now.
Bharat
Okay, because I mean, I was also looking at the IT services versus BPO kind of, the margins there especially 12% versus 24% for IT services, I was just wondering how you would like to bridge that using more and more of end to end IT services, I mean...?
Girish Paranjpe
See what will happen, the way we see it is that, there will be two or three step process. In the first, the customers will want us to combine these two and offer to them on a integrated basis but still enjoy the benefit of transparent pricing on the two types of business. The second or third time we go to market with an integrated deal, we will be able to offer not only a consolidated service, but a different kind of pricing which will be more value-based pricing, so it maybe go away from the effort based pricing to a more transaction based pricing for example, in which case the percentage margins will not be so transparent.
Bharat
Are you beginning to see deals of that kind happening more and more based on the transaction price?
Girish Paranjpe
I see that definitely trend going in that direction. Customers are asking even in the traditional IT services, can they go to a per transaction price or things like that. So at least, moment we move them to a managed services model, there is openness to start thinking like that.
Bharat
But does it happen only over a period of, you know, after the client has evolved with you or is it possibly even with new clients, how does the evolution takes place to a value based pricing model?
Girish Paranjpe
See, there are two types of customers. There are customers who are large sophisticated, and who probably have best-in-class processes internally.
Bharat
You start off from the word go, you mean.
Girish Paranjpe
Yeah, so those people may want to un-bundle and see what it looks like so that they do not end up paying more than what they are incurring internally, but once you have got experience with the more sophisticated customers, and you have fitted your own value proposition, then with others whose process are not best in class it is possible to offer them a value based pricing.
Bharat
How many of these were opened.., has started on a value based pricing model?
Girish Paranjpe
Not too many.
Bharat
Not too many, okay. Would you comment on that?
Girish Paranjpe
Actually, it is a new idea. It is not something that is well accepted in the market place. Only the more sophisticated customers have started to play with this now. So I think in another 12 months’ time or 18 months’ time, this will become much more kind of mainstream.
Bharat
No, because talking to your, I mean, to other players also gives us the impression that value based pricing is more difficult to achieve because the client understanding has been relatively low. Is that something that you..., I mean, how do you think you can work on value-based pricing and make it work in the market place?
Girish Paranjpe
So, like I said, it is a evolutionary process. You have to go from, first to a customer who will consider himself or herself best in class. When you work with a customer like that automatically your own bar goes up. Then you will work on it using your process knowledge and moving the work offshore etc. to get you a next higher level of excellence in terms of operational efficiency, cost, etc., etc., and when you have mastered that, and then you go to a customer whose internal processes are not best in class, then you see a huge difference between what you can offer and what the customer has internally, and then it is much easier for you to talk in terms of value based pricing because by that time you have reference ability, you have not only internalized the process excellence but also have improved it by your own tools and offshore ability, and then you really are in best in class.
Bharat
Some of the points mentioned in the highlight, we had increase in integrated deals, IT and BPO typically, you know, is one driving the other in terms of cross selling, you know, the BPO customer, integrated customer has always been an IT customer or are they visa versa cases, where the BPO leads....?

Girish Paranjpe
It works both ways. I think one of the other trend which will help I think this thing to accelerate is that till about two years ago the IT and operations were in two different worlds, and they rarely met other than at the CEO. Over last two or three years, what has started happening because operations in IT has become very significant cost areas for any company, they have started putting people who are in-charge of both areas at the same time. So the moment you do that and you put somebody in-charge of both IT and operations, then he or she starts wondering how he is going the leverage this whole organization underneath, and then it becomes possible to sell the integrated offering, because if you do not have consolidation at the customer end, it is difficult for you to go and create consolidation when internally the organization or the customer is not structured like that.
Bharat
Another point that was mentioned was increase in contribution from Europe, you know, both in terms of value as well as the percentage of revenue has increased, but any restructuring you see, because in the few smaller companies which we have seen in the last six months, they have been some warnings, some restructuring of the European clients. Any alarm signals that you have seen in a situation where your growth could have been more, but is not.
Girish Paranjpe
Can I understand that a little better? You said....
Bharat
We understand from smaller companies who issued guidance warnings that there has been restructuring with European clients where you know people are not ramping up as much as vendors would have liked them to, anything that you see there despite your growth that you mentioned there?
Girish Paranjpe
Not really, maybe our customer set and their customer set is not the same and which is why we do not see what they see.
Bharat
As far as financial solution, you have record double digit sequential growth, I was wondering in financial solutions, in terms of your own internal contract wins, how is your contract vis-a-vis your competition, TCS and Infosys, as far as finance solutions go? And again, let us go back to the point about the nature of clients that you are looking at, is that very different from what the competition is looking?
Girish Paranjpe
It is very difficult to do that because, you know, the industry is rapidly consolidating. So, if you look at in any of the sectors, whether it is capital markets, whether it is retail banking, or it is insurance, maybe insurance a little unconsolidated as yet and there are still difference between Europe and US, but if I look at, but the market is a global business and where the top maybe 15 accounts for 80% of the global spend, so there is no way anybody can create a niche somewhere, you know, then you are missing the main market, so we do face our local peers all the time when we compete in capital markets clients, more or less the same competitors when it comes to banking side. Only in case of insurance, I would say that the market is consolidated in UK maybe to some extent and it is starting to consolidate in the US, but I would say that almost in every deal that we win we see competition from local and global peers.
Bharat
Again, the point is since your revenues from finance is about half that of your competition, I was just wondering if reference ability, and I am talking about the ABN AMRO deal where you probably, I mean, it went entirely to the other players leaving out Wipro. I was just wondering is reference ability a major hassle for you to build up business.
Girish Paranjpe
It used to be five years ago, no longer so, as we have kind of built up our own client base and in most of the industry sectors we can go head to head with anybody insurance, capital market, some parts of retailing banking. I would say that in case of ABN AMRO, you know, all these large deals are lumpy and binary, so you do not know who will win and who will lose that is the first part. The second part is, yes, in this particular case we did not have prior working relationship with the customer where as many of the peers who got into the deal had. So that really is the issue. To answer your question, does reference ability because of our size hurt us, no longer so. And if you look at the number of customers they have in each of those sectors, I think we have equal number of customers. So we are not sub-scale or not referencable, that is not true in most of the sub-sectors. There maybe one or two sub-sectors where we may not still have the kind of size and scale that most of our competitors have, but by and large I would select 70% of the market, I think we are fairly competitive.
Bharat
Just looking at it only in terms of PBIT margins, I think you continue to be about at least 3-5% lower than your competition, I mean, and the closest peer. I was just wondering what do you think could be the margin kickers you see going forward, not just from finance solutions but even in the larger context?
Girish Paranjpe
I would say that, the couple of different things that we are working on operational efficiency is improving the scale and size of individual accounts, because that allows us to spread risks over a wider base, and then also construct employee mix which has sufficient number of people at the junior level, middle level, and senior level, and not have too many senior people in an account, because in some ways if you have a bigger base of each individual accounts, then you can do fewer senior people or fewer number of kind of middle level people, and you can do with many more junior level people. So if we can construct that pyramid better, then you have larger accounts.

Bharat
Do you think there is need to be a change in your own strategy if you were to look at accounts with the value base strategy? Is there a qualitative change in how you pursue business based on value-based criteria?
Girish Paranjpe
At least we think that value-based pricing is where we want to go. It is only the evolution path, which may be different for different people and at least we have a certain view about how we think we will get there.
Bharat
Okay I think we have run through most of our questions. Thank you.
Girish Paranjpe
Thanks.
Bharat
Hi Suresh, Bharat here from Business Line. My colleague Krishnan is here with me.
Suresh Waswani
Hi, how are you?
Bharat
Good. How are you doing??
Suresh Waswani
Very well.
Bharat
Excellent. Good thanks for agreeing to spend some time. We just had a few queries.
Suresh Waswani
No problem. Is anyone of my colleagues there?
Arvind
This is Arvind, Suresh. Vinod is going to join us after some time.

Suresh Waswani
Okay, Girish is through no?
Arvind
Yeah, Girish is through.
Suresh Waswani
Okay, good.
Bharat
We just wanted to understand basically the infrastructure and the testing business. We were just wondering, I mean, again the strong growth seen by different verticals, we just wanted to find out how the infrastructure management services is growing and what kind of opportunities are emerging there?
Suresh Waswani
See, number one, both the infrastructure services line and the testing services line are basically practices so therefore we sell through all the verticals of Wipro Technologies, so that is one. Two is, in terms of, let me just step back and let you know what I do first and then may be I can answer your specific queries. I am responsible for three service lines globally, one is infrastructure services, second is testing services, and third is enterprise applications solutions, all our package implementation business, and then in addition I look after Wipro Infotech which is our domestic, Middle East and Asia Pacific business. So that is what I do for living.
Having said that, speaking about infrastructure and testing and package implementation, really these are all differentiated service line for Wipro in the global market. Let me speak maybe one by one, technology infrastructure services, a very strong differentiator for us. I think we were the first of the block 5-6 years back, and you know, most analysts reports, most study which is done in this area, you know, we clearly come out as number one in terms of infrastructure services delivery in a global delivery model. So we have got that strong positioning, we have invested in that area, and we continue to invest in that area in terms of more usage of tools, more processes, more frameworks, to enhance our value proposition on infrastructure management and infrastructure services to our customers. So that is one perspective.
The second perspective is we are coming in from a good quarter, so we had a double-digit sequential growth. We had something like 12% plus sequential growth, and we had 68% year-on-year growth. We added close to 490 people in the infrastructure services space alone, and therefore the size of the practice globally today is around 2400 people. We actually are associated with all aspects of the IT infrastructure life cycle for customers and we leverage quite extensively on remote global delivery model.
I am just going to give you some flavor of the sort of wins we are having and then you could ask me the questions, so you know, one typical win, I mean, this is again a typical win, we just recently won a contract to manage the customers underlying IT infrastructure and this involved managing customer’s 700 servers and 15000 desktops, and this is for a customer in the UK that we won the contract, leveraging our global delivery model. So this is one example.

For another company, for one of their mission critical applications, we won the contract for managing the underlying IT infrastructure, so this means enterprise computing, this means database operations, this means server management, and basically all that goes to making sure that the application delivery happens by ensuring a high degree SLA for the underlying IT infrastructure. So these are typical examples, and I am talking about really the recent wins last quarter.
Bharat
How many of the 39 come from infrastructure...
Suresh Waswani
How many of the... 39 new customers...
Bharat
Yeah.
Suresh Waswani
We don’t look at data that way in the sense that 39 list is absolutely new customers for Wipro, but you know, I will answer the question in a different way. Let us say Wipro Technology has more than 400 global customers, and in that global customer base we would have penetrated in terms of IT infrastructure because it is relatively new line and fast growing line, but we have penetrated to the extent of 150 odd customers. You know, Wipro Technology is into various business, application, BPO, all the service lines put together, so we have done business with 400 customers, 150 of those are where infrastructure services is what we are delivering.
Bharat
And any vertical that is partial to infrastructure, more open to such engagements?
Suresh Waswani
Actually it is pretty much across the board, in the sense that infrastructure is something that runs across all the verticals, so I am not able to, for example, finance it is there and it is there in a big way, but even across all the enterprise verticals we are significantly penetrated. So some of our big customers in the European side, you know, these are fairly well known case studies, are really from the enterprise side. So I would not say that there is, you know, I am not looking at one quarter versus the other quarter as much as I am looking at generically. I think generically the infrastructure services business really cuts across all the verticals and cuts across uniformly across all the verticals.

Krishnan
Okay. In the infrastructure food chain, if you were to, where do you think you stand at the moment, and how do you think you can progress going forward? Because I mean, are companies in India still looking at the lower end of the opportunity and how do you think you can kind of move up?
Suresh Waswani
Number one, we clearly stand number one in India.
Krishnan
That is true, I get that. I was just wondering how you have progressed over the years and the nature of work that you do?
Suresh Waswani
I will tell you how we progressed, see, now the sort of contracts we get are all selective outsourcing contracts whereby the customer says that okay, manage this part of our infrastructure on a SLA basis, and so therefore you know, just to give you an idea, 65% offshore and 35% onsite is the break up in terms of number of people who deliver infrastructure services to customers. If you just look three or four years back, it was more 90% onsite and 95% onsite. So if you look at what we have been able to do, we have been able to provide infrastructure services, which was traditionally been seen as onsite services into a global delivery model with as much work happening offshore as it happens for applications. That is the big difference that we have made. So customers today, you know, number one they look upon us as really pioneers in this field. And number two, we have been able to get across to the world that it is not only application which can be done on a global delivery model, it is infrastructure services, which can be done on a global delivery model and you can not only get a cost optimized structure because of the global delivery model but you can actually get enhanced SLAs, you can drive better productivity, and you get 24/7 services. So to that extent I think there is a significant upside the customer gets by looking at this model for infrastructure delivery.
Krishnan
But in terms of the nature projects that you have handled, how do you think you have progressed in this, I mean, if there was a value chain in infrastructure management, what you have traditionally did and what you are doing today?
Suresh Waswani
No, we are there right at the top, therefore, you know, I am doing data center management for customers. Data center is the heart of a customer’s IT infrastructure, so we are managing huge number of servers. We are doing network management for customers. We are doing security management for customers. We are doing DBA, database operations for customers. So we are really there at the core end of the infrastructure. We are also doing IT help desk for customers. So, you know, we virtually offer the entire service offering to customers and different services have different degrees of offshore ability, but we pretty much cover the entire spectrum. The customers for whom we have done very complex mail migration, exchange migration, you know, 150,000 users, mail migration across several continents and then sustaining the mail migration on an ongoing basis, so we are really doing cutting edge work here. So you know, just to give you an example, we don’t do so much of hardware maintenance, which you could say is low end, right, so that card replacement and all that we don’t, I mean, we do it as part of our overall contract, but that I would classify as the availability service or you could say in your parlance so to say the lower end work, but we are actually doing work above all of that.
Krishnan
Could you just give an indication of the kind of margins, PBIT, since you have disclosed..., would it be above average relative to overall business? 24% is overall, I was just wondering what is the nature of margins in this line of business to give an idea of where it is headed?
Suresh Waswani
Number one, I don’t think we have disclosed data this way in terms of margins at a practice level, and therefore.., just to give you can indication, we do measure the profitability of all our service lines and I would say given the fact that this lends itself to remote delivery and given the fact that over time this will lend itself to more element based pricing rather than people based pricing, it certainly would fall into the upper quadrants so to speak, no I won’t say quadrant, suppose you were to split up into two, it would fall in the upper half of margins amongst the various service lines that we have. But, you know, we don’t disclose this data, and therefore I am just giving you a broad indication.
Krishnan
No, because just to understand where the business is and what the potential is, I mean, it is, since the information of that kind is not available and some of your peers say that infrastructure management and testing for them are low margin businesses, I was just trying to place that in context.
Suresh Waswani
Yeah, but I am just telling you that two us it probably is completely the reverse. Now for example testing, testing is a very profitable business and testing is, depends on the way you look at it, you know, test consulting is something that we focus on. Test automation is something that we focus on, and that is where you need very high end specialist skills. Testing again lends itself to build up of a lot of standardized frameworks, so let us say for mobile handset, we have built a framework of 25000 test cases, and that is replicable across different organizations. So we do, you know, if you run testing as a manpower shop that is a separate call, but we tend to utilize much more in terms of process, technology, framework, tools, lot of consulting oriented work, a lot of strategy oriented work, and we fully leverage our global delivery model. So to me testing also would, has like you rightly said, it has the perception of low end, but actually it is not low end. It is very specialized and it lends itself very well to a global delivery model and increasingly now customers are beginning to look at independent test solutions providers. For example, this testing business which we have got as a independent service line so to speak, is positioned as an independent test organization. So increasingly customers are wanting to look at their testing practices because they have not thought of it very well before, they are looking at streamlining test practices, they are looking at how to make test practices productive because the poorer the testing you do, you are going to have a failed application which could cost you billions of dollars. The poorer testing you do it could take you that much longer to release an application, which again can cost a lot of money. So, my view is actually a little bit reverse of what he said.

Bharat
Okay. Talking about independent software testing vendors, I was just wondering when clients insist on testing or are educated about testing, how many of Wipro’s existing IT clients look at Wipro itself for testing, if they want a third party view, are all your clients those that have not come to Wipro for software development but are looking at testing, how does it work in terms of...?
Suresh Waswani
Again, just a little bit of number work, it should be about more than 400 clients. We do testing for 160 plus customers. Now, I am not able to give you the data that you are seeking but there are many customers, and increasingly so over the last couple of quarters who have come to us for testing, and for whom we only do testing.
Bharat
And Wipro is not engaging them in any other... okay..
Suresh Waswani
Yeah, current.., no, therefore what I am saying is both these service lines are increasingly also becoming door openers for us. So for example, and I am giving you a name, again I am not too sure whether I have the clearance for giving this customer so I am backing off on that, but let us say for a large software product organization we do currently only testing for them, right, but it is now giving us a door opener in terms of looking at doing a lot of other services for them. There are organizations were we have made first time breakthrough with infrastructure services, so we have not done any ADM, any package implementation, nothing with them, but we have made a breakthrough with infrastructure, and then now they are beginning to look at us for all the rest of the service lines, so increasingly there are many many customers who we have broken through with one of these two service lines.
Bharat
Because I was just looking at your, I mean, I was just looking at the spectrum, you were among the earliest to really talk about developing new service lines ahead of any of your peers, and I was just wondering because looking at your margins, I mean, this seems to be, as far as revenue growth seems to be there, you seem to be very aligned with the competition but as far as margin is concerned you had, I mean, three quarters ago about six straight quarters of lower margins, and now you have tended to pick up in the last three to four quarters. I was just wondering it is still substantially below competition, I was just wondering how do you think you would leverage on these three service offerings to push up your margin growth especially testing, infrastructure management, and package implementation.
Suresh Waswani
Sorry.. what was the question?

Bharat
Basically, mix of service offerings, and just wondering how that will help you improve your margins going forward relative to your peers, I mean, because the focus is on three area, infrastructure management, testing, and package implementation. Package implementation, peers seem to be in line with where you stand, but infrastructure management and testing as I said was perceived as relatively low margin, I was just wondering if the combination would help you in improve your margins going forward?
Suresh Waswani
Number one, they are not relatively low margin, so none of these questions....
Bharat
I mean, I am just trying to understand, where do you think opportunities lie there?
Suresh Waswani
See, I will tell you, the margin issue is a combination of various issues. It could be based on number of, the mix of people that we have within our system. So you know, we could be having a lot more senior profile people in our system. Second, it also depends upon the onsite/offshore mix, it also depends on factors like utilization and so on and so forth. I would tend to look at these two factors differently. Margin is a function of, and of course it depends on the pricing. There are various factors, and we have got really a wide service line, so you have got product engineering, you have got the verticals, then you have service lines and so on and so forth, so I think it is those, the margin drive will come out of increased operation efficiency which we are continuously driving. None of the service lines will be margin dilutive.
Bharat
Okay.
Suresh Waswani
So you know that much I can say quite categorically.
Bharat
No, but, I think, yeah, in terms of improvement in margins, I mean, that is why I was just looking, I understand that they are not margin dilutive, but where do you think opportunities lie for you to significantly improve margins among these three lines that you are focusing on.
Suresh Waswani
See, again, like I said we don’t necessarily go down the path of practice profitability, but I will tell you, just to give you a...

Bharat
Since you don’t, you know, not specific figures, I was just wondering if I could get an idea...?
Suresh Waswani
I am just trying to give you an idea, let us say, the more I leverage testing frameworks, testing tools, drive test automation, and transform the model from people centric to an SLA based model, the more we would move down the path of higher margins. So therefore if I talk about testing and technology infrastructure services, we are exactly doing that. We are investing in tools, we are investing in processes, we are investing in building frameworks, you know, reusable components etc. for customers, we are investing in making sure that we de-skill let us say infrastructure services as much as possible by using more sophisticated tools, therefore you don’t necessarily need very highly specialized people to execute that job. So both these lines lend themselves to that as against lets say package implementation because package implementation you would need SAP certified person who has been two years, three years down the path in, I mean, two or three implementations he has done. So that is much more profile based. These service lines are much more, you know, how much can you leverage technology, how much can you leverage frameworks. So I don’t know whether you are getting a drift but what I am saying is that the more we drive on non-linear people model, the more we leverage on tools, frameworks, and methodologies, the more it will become non-linear people growth and therefore it will lend itself to better margin structure.
Bharat
Yeah, but anything else, do you think margin should showing up over the next couple of quarters or one year down the line, I mean, significant improvement, I am talking about, percentage point improvement in margins going forward.
Suresh Waswani
There is always pressure on margins, so the customers certainly want better price. There is always wage inflation that is taking place. Plus, you have the uncertainty with respect to the currency fluctuation and so on an so forth. So, you know, if you really ask me I think there are positive drivers towards margins, there are negative drivers towards margin, and the way I would look at it that at least looking forward, two or three quarters and maybe Girish also would have given you the same sort of response, we are looking at margins staying in the same band, but to stay in the same band you have to do a lot of work, and that is sort of work we need to do, what I told you in terms of leveraging more tools, etc..
Bharat
And in the package implementation business do you think, I mean, there has been plenty of opportunity there but I was just wondering, do you think the package implementation business is moving towards more of an integrated model versus the best of breed model, moving more towards integrated model and that in turn will slow down the opportunity going forward apart from the fact that the license fee revenues have been coming down for most of these players on a steady basis.
Suresh Waswani
When you say integrated, what do you mean?

Bharat
I mean, basically, say Oracle focussing on all applications, application middleware, database, as one single suite.
Suresh Waswani
The general trend is there, in the sense that, you know, some of the boundaries are getting blurred, right. So middleware versus package versus end user solution etc., etc. some of the boundaries are certainly getting blurred, and there seems to be a lot of consolidation happening in the market. So you are seeing what Oracle is doing, and you have also seen that Oracle is actually acquiring domain specialized companies..
Bharat
That is true, Ritech and I-Flex, yes.
Suresh Waswani
Absolutely. And SAP is a pretty open story and Microsoft is becoming extremely strong and beginning to look at itself as an application solutions provider, not necessarily a software product provider. You know, if you look at some of their thrust. So, yes, there is some `, but I think it is, because I think there are many many solution providers, and it is going to be a while when it is going to become a large dominant three-player, four-player world, because there are multiple solutions that are available in the market and some of them are really innovative. So from a package implementation perspective, I think we have extremely strong alliances. We are continuing to look at newer and newer alliances with let us say the best of breed organization in various areas. We are wanting to develop not only package capability but also develop capability across processes in a CRM specialty or supply chain specialization, or domain specific specialization. So it is sort, it is a matrix where by you have package expertise and you also have end use application expertise, or you have process expertise. So we are looking at it really from a three dimensional matrix. I have expertise in SAP, I have expertise in let us say the finance domain, and I have expertise in supply chain management, you know what I am saying, that sort of grid that we are continuously looking at. So insofar as enterprise application solution practice is concerned, the thrust is really more vertical expertise, the thrust is going in for fairly large scale package implementation and we increasingly keep getting contracts like that. We are focussing a lot on developing a consultative edge in these practices, and of course the application outsourcing business because you know a lot of the post implementation can lend itself to an application outsourcing sort of a contact, pretty much like the ADM sort of contract where we can delivery a lot of benefits to customers.
Bharat
But you don’t see any slowdown as far as package implementation business goes?
Suresh Waswani
Well, I would only say one thing, certainly the infrastructure line and the services line, the testing services line will grow higher than the package implementation line from India export perspective, because those are relatively newer lines, and they are relatively therefore smaller compared to package implementation for most IT services players. So you know it is just a matter of saying that, yes, package implementation I see the growth out of India could be 30%, while for TIS and testing it could be 35 or even more.
Bharat
Okay. And one final question, I was looking at, the growth in terms of the number of employees for most of the peers, we have found that generally the employee growth in the past kept pace with the revenue growth in most companies, and suddenly it seems to be going way ahead of revenue growth, I mean, I am just looking at your own peer which has added about 50% growth in the number of employees as compared to 30% — 32% growth in the revenues. Yours has been just about, it is still a little higher than what your revenue growth would probably be at the end of the year, is there is a cost concern that..
Suresh Waswani
I may not be answering this question completely correctly but there are cycles, so specially, like for example when you are hiring from the campuses, there are peaks that happen in certain quarters, like for example in this quarter you would not add too many people from campus because all the campus recruitment is more or less done. So I think that sort of sometimes skews numbers depending on the quarter, depending up on the season when you hire from the campus.
Bharat
Oh! because I was looking at year-on-year numbers, I mean, I was just looking, because the same quarter last year with this quarter to ensure that there is no, none of the cyclical, I was just wondering is it a case where the war for talent is happening at a pace, I mean, because your MNC peers are also recruiting in a frenzied level, and the industry needs to be concerned about this development.
Suresh Waswani
There is certainly war for talent, but the war for talent is not let us driving us to over hire.
Bharat
Yeah, that was the question..
Suresh Waswani
It is not driving us to over hire, and..
Bharat
You don’t think so, it is always in line with...

Suresh Waswani
Yeah, it is always in line in terms of our forecast, in terms of where we see ourselves heading towards and so on and so forth, and not that you know, I am concerned that look there may not be any resources available so therefore let me go and hire, so we are not hiring to necessarily create bigger benches if you know what I am saying.
Bharat
Yeah, exactly. That is happening, you mean the war for talent is not driving you to over hire?
Suresh Waswani
No. We are hiring optimally.
Bharat
Okay. Thank you so much. Thanks for your time.
Suresh Waswani
Okay, great then.